JOINT VENTURE AGREEMENT

This JOINT VENTURE AGREEMENT ("Agreement") is made on May 30, 2013 between CGrowth Capital, Inc. ("CGRA"), a Delaware corporation, and JPX Global, Inc. ("JPEX"), a Nevada Corporation.

RECITALS

The Joint Venturers have agreed to make contributions to a common purpose of acquiring and processing a Processing Lease and Option to Purchase Agreement known as the Chewelah Community Pit ("CCP"), dated May 30, 2013, between CGRA and JPEX, called the business interest.

The Joint Venturers consider it advisable to acquire and to hold their business interest through a nominee so as to avoid the necessity of numerous separate agreements, to maintain the legal title to the business interest in a simple and practicable form, and to facilitate the collection and distribution of the profits accruing under the business interest, and JPEX has agreed to act as nominee of the Joint Venturers with the understanding that they are also acquiring a participating interest in this joint venture on their own account. It is therefore agreed:

1. **Purpose**. The Joint Venturers form this joint venture to hold the business interest in common and to provide the finances and operational support required for its execution. To the extent set forth in this Agreement, each of the Joint Venturers shall own an undivided fractional part in the business. The Joint Venturers agree and appoint as their agent JPX Global, Inc., whose duty it shall be to hold each of the undivided fractional parts in the business interest for the benefit of, and as agent for, the respective Joint Venturers.

2. **Contributions**. The parties acknowledge that each of the Joint Venturers, for the purpose of this joint venture, shall contribute the following in support of the joint venture as follows:

Name of Joint Venturers	Contribution
JPX Global, Inc.	Chewelah Community Pit asset
CGrowth Capital, Inc.	Operational Support, On Site Operations, and Sales

3. **Acquisition of Business Interest**. The Agent is authorized to acquire and to hold in its own name, but on behalf of the Joint Venturers (of which the Agent is one), the business interest, and to pay any necessary funds as may be required from time to time to secure and further the business interests of the joint venture. Agent is further authorized to encumber the business interest of the joint venture as may be required from time to time for the purpose of financing, but only with prior written authorization from the Joint Venturers. Agent is hereby authorized to execute and deliver any and all documents necessary to further the business interest of the joint venture.

4. **Profits.** A third party Certified Public Accountant ("CPA"), to be agreed to by both parties, shall hold and distribute the business interest and shall receive any and all receipts as they accrue for the term of this Agreement or so long as the Joint Venturers are the owners in common of the business interest, for the benefit of the Joint Venturers. The following shall be the accounting of the operation:

Name	Proportion
JPX Global, Inc.	100% of gross proceeds

Additionally, the CPA shall hold and distribute the business interest and expenses and shall receive the net profits as they accrue for the term of this Agreement or so long as the Joint Venturers are the owners in common of the business interest, for the benefit of the Joint Venturers as follows:

Name of Joint Venturers	Proportion
JPX Global, Inc.	51% of net proceeds
CGrowth Capital, Inc.	49% of net proceeds

5. **Expenses of Venture.** All losses and disbursements incurred by the Agent in acquiring, holding and protecting the business interest and the net profits shall, during the period of the venture, be paid by the Joint Venturers, on demand of the Agent, in the ratio which the contribution of each Joint Venturer bears to the total contributions set forth in Paragraph 2.

6. **Liability of Agent.** The Agent shall be liable only for his own willful misfeasance and bad faith, and no one who is not a party to this Agreement shall have any rights whatsoever under this Agreement against the Agent for any action taken or not taken by him.

7. **Liability of the Joint Venturers.** Each of the Joint Venture partners shall be responsible for their own liability. CPA shall carry adequate insurance to protect against any errors and omissions related to the financing, managing, and distribution of funds on behalf of the Joint Venture. CGRA shall be solely responsible for any liability occurring out of the execution of the CCP and on site operations. CGRA shall insure that all necessary liability insurance to protect the assets of the Joint Venture.

8. **Term.** This Agreement shall terminate and the obligations of the Agent shall be deemed completed on the happening of either of the following events: (a) the receipt and distribution by the Agent of the final net profits accruing under the business interest; or (b) termination by mutual assent of all joint ventures.

9. **Compensation of Agent.** Unless otherwise agreed to in the future by a majority in interest of the Joint Venturers, the Agent shall not receive any compensation for services rendered by him under this Agreement, except as might be received in Paragraph 4.

10. **Arbitration and Attorneys Fees.** The Joint Venturers agree that any dispute, claim, or controversy concerning this Agreement or the termination of this Agreement, or any dispute, claim or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement, shall be settled by arbitration to be held in Las

Vegas, Nevada in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitrator shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court having jurisdiction. The Joint Venturers will pay the costs and expenses of such arbitration in such proportions as the arbitrator shall decide, and each Joint Venturer shall separately pay its own counsel fees and expenses.

11. **Governing Law; Consent to Personal Jurisdiction.** THIS AGREEMENT WILL BE GOVERNED BY THE LAWS OF THE STATE OF NEVADA WITHOUT REGARD FOR CONFLICTS OF LAWS PRINCIPLES. EACH JOINT VENTURER HEREBY EXPRESSLY CONSENTS TO THE PERSONAL JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN THE STATE OF NEVADA FOR ANY LAWSUIT FILED THERE AGAINST ANY PARTY TO THIS AGREEMENT BY ANY OTHER PARTY TO THIS AGREEMENT CONCERNING THE JOINT VENTURE OR ANY MATTER ARISING FROM OR RELATING TO THIS AGREEMENT.

In witness whereof the Agent and the Joint Venturers have signed and sealed this Agreement.

JPX Global, Inc.

__________________________ June 5, 2013

by James P Foran, Its: CEO Date

CGrowth Capital, Inc.

__________________________ 6/5/2013

by Bill Wright, CEO Date

Agent

__________________________ ____________

by ~~CGrowth Capital, Inc.~~ Date

~~Bill Wright, CEO~~

JPX Global, Inc.